As filed with the Securities and Exchange Commission on March 10, 2006

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO-T/A

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                            WHITEHALL JEWELLERS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                         PRENTICE CAPITAL MANAGEMENT, LP
                         HOLTZMAN OPPORTUNITY FUND, L.P.
                                 PWJ FUNDING LLC
                                 PWJ LENDING LLC
                        HOLTZMAN FINANCIAL ADVISORS, LLC
                              SH INDEPENDENCE, LLC
                                MICHAEL ZIMMERMAN
                                SEYMOUR HOLTZMAN
                                 JONATHAN DUSKIN
                                WJ HOLDING CORP.
                              WJ ACQUISITION CORP.
                        (NAME OF FILING PERSON (OFFEROR))

Common Stock, Par Value $0.001 Per Share                965063100
    (Title of Class of Securities)         (CUSIP Number of Class of Securities)

                                 JONATHAN DUSKIN
                         PRENTICE CAPITAL MANAGEMENT, LP
                          623 FIFTH AVENUE, 32ND FLOOR
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 756-8040

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   COPIES TO:
MARC WEINGARTEN, ESQ.
ROBERT GOLDSTEIN, ESQ.              SEYMOUR HOLTZMAN
SCHULTE ROTH & ZABEL LLP            C/O JEWELCOR COMPANIES
919 THIRD AVENUE                    100 N. WILKES BARRE BLVD. 4TH FLOOR
NEW YORK, NY 10022                  WILKES BARRE, PA 18702
TELEPHONE: (212) 756-2000           TELEPHONE: (570) 822-6277

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

                            CALCULATION OF FILING FEE

----------------------    ------------------------------------------------------
TRANSACTION VALUATION (1)              AMOUNT OF FILING FEE (2)
----------------------    ------------------------------------------------------
    $23,602,401                             $2,525.46
----------------------    ------------------------------------------------------

(1) Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 12,518,790 shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights, of Whitehall Jewellers, Inc. ("the Shares") at the tender offer price of $1.60 per Share. The transaction value also includes the offer price of $1.60 multiplied by 2,232,711, the estimated number of options to purchase Shares that are currently outstanding and exercisable.

(2) The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $2,525.46.         Filing party:  Prentice Capital
                                                            Management, LP.
Form or Registration No.:  Schedule TO.      Date Filed:    February 8, 2006
                                                            ($2,198.90) and
                                                            February 22, 2006
                                                            ($326.56).

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  Third-party tender offer subject to Rule 14d--1.

[ ]  Issuer tender offer subject to Rule 13e-4.

[X]  Going-private transaction subject to Rule 13e-3.

[X]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

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

         This Amendment No. 3 ("Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on February 8, 2006, as amended on February 22, 2006 and March 6, 2006 (the "Schedule TO"), by WJ Acquisition Corp., a Delaware corporation (the "Purchaser"), WJ Holding Corp., a Delaware corporation ("Holdco"), Prentice Capital Management, LP, a Delaware limited partnership ("Prentice"), Holtzman Opportunity Fund, L.P., a Nevada limited partnership ("Holtzman," and together with Prentice, the "Investors"), PWJ Funding LLC ("PWJ Funding"), PWJ Lending LLC ("PWJ Lending"), Holtzman Financial Advisors, LLC, SH Independence, LLC, Michael Zimmerman, Jonathan Duskin and Seymour Holtzman. We refer to the Purchaser, Holdco, Prentice, PWJ Funding LLC, PWJ Lending LLC, Jonathan Duskin and Michael Zimmerman, each an affiliate of Prentice, Holtzman, Seymour Holtzman, Holtzman Financial Advisors, LLC, SH Independence, LLC, each an affiliate of Holtzman, as the "Purchaser Group." This Amendment No. 3 relates to the offer by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, together with the associated preferred stock purchase rights, (the "Shares") of Whitehall Jewellers, Inc., a Delaware corporation ("Whitehall," or the "Company"), other than the Shares beneficially owned by the Purchaser Group immediately prior to the commencement of the Offer at a purchase price of $1.60 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. Capitalized terms used and not otherwise defined in this Amendment No. 3 shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.

         This Amendment No. 3 also serves as an amendment of the Schedule 13D filed by Prentice on October 13, 2005 (as amended on October 31, 2005, December 12, 2005, December 13, 2005, January 6, 2006, January 17, 2006, January 18,
2006, January 25, 2006, February 3, 2006 and February 9, 2006) and the Schedule 13D filed by Holtzman on November 1, 2005 (as amended on December 12, 2005, January 6, 2006, January 17, 2006, January 26, 2006, February 3, 2006 and February 9, 2006).

         The information in the Offer to Purchase is incorporated in this Amendment No. 3 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION

         Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

         At 5:00 p.m., New York City time, on March 9, 2006, the tender offer expired. Based on information provided by the Depositary to Purchaser, as of 5:00 p.m., New York City time, on Thursday, March 9, 2006, Whitehall's stockholders had tendered into the Offer 8,206,704 Shares, which includes 124,924 Shares for which the Depositary has received Notices of Guaranteed Delivery, but which have not yet been received. The tendered Shares, together with the Shares

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

already beneficially owned by the Purchaser Group represent approximately 74.5% of Whitehall's outstanding Shares. All Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment by the Purchaser. In accordance with the Merger Agreement, Robert Baumgardner, Edward Dayoob, Jonathan Duskin, Seymour Holtzman and Charles Phillips will be added to the board of directors of Whitehall following payment by the Purchaser for the Shares validly tendered in the Offer and shall serve, together with the remaining four independent directors until the consummation of the Merger, in accordance with the merger agreement. This change in a majority of the constituency of the Board was previously disclosed as set forth in the Information Statement pursuant to Section 14(f) of the Exchange Act, which was mailed to each stockholder as part of the Company's Schedule 14D-9, filed with the SEC on February 10, 2006.

         We will provide a subsequent offering period of 5 business days, expiring at 5:00 p.m., New York City time, on Thursday, March 16, 2006, unless extended. During this subsequent offering period, holders of Shares that were not previously tendered in the Offer may tender their Shares in exchange for the Offer Price on the same terms that applied prior to the initial expiration of the Offer. We will pay for any Shares tendered during the subsequent offering period promptly after such Shares are validly tendered. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with the exception that Shares that are properly tendered in the Offer, whether before or after the commencement of the subsequent offering period, may not be withdrawn during the subsequent offering period, as required pursuant to Rule 14d-7(a)(2) under the Exchange Act. The purpose of the subsequent offering period is to enable Whitehall stockholders who did not tender their Shares prior to the initial expiration of the Offer to participate in the Offer and receive the $1.60 net per share in cash, without interest, Offer Price on an expedited basis, and also to enable us to attempt to acquire 90% or more of the outstanding Shares prior to the expiration of the subsequent offering period.

         A copy of the joint press release issued by the Investors and Whitehall on March 10, 2006 is attached hereto as Exhibit (a)(5)(iv) and is incorporated herein by reference.

ITEM 12. EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit after Exhibit (a)(5)(iii) of the Offer to Purchase:

  (a)(5)(iv)   Press Release, dated March 10, 2006.


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


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2006


                       HOLTZMAN OPPORTUNITY FUND, L.P.

                       By: Holtzman Financial Advisors, LLC, its General Partner

                       By: SH Independence, LLC, its Managing Member


                       By: /s/Seymour Holtzman
                           --------------------------------------------
                           Name: Seymour Holtzman
                           Title:  Sole Member


                       HOLTZMAN FINANCIAL ADVISORS, LLC

                       By: SH Independence, LLC, its Managing Member

                       By: /s/Seymour Holtzman
                           --------------------------------------------
                           Name: Seymour Holtzman
                           Title:  Sole Member


                       SH INDEPENDENCE, LLC

                       By: /s/Seymour Holtzman
                           --------------------------------------------
                           Name: Seymour Holtzman
                           Title:  Sole Member


                       PRENTICE CAPITAL MANAGEMENT, LP

                       By: /s/Michael Weiss
                           --------------------------------------------
                           Name: Michael Weiss
                           Title: Chief Financial Officer


                       WJ ACQUISITION CORP.

                       By: /s/Michael Weiss
                           --------------------------------------------
                           Name: Michael Weiss
                           Title: Vice President


                       WJ HOLDING CORP.

                       By: /s/Michael Weiss
                           --------------------------------------------
                           Name: Michael Weiss
                           Title: Vice President

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




                       PWJ LENDING LLC

                       By: /s/Jonathan Duskin
                           --------------------------------------------
                           Name: Jonathan Duskin
                           Title: Managing Director


                       PWJ FUNDING LLC

                       By: Prentice Capital Management, LP, its Manager

                       By: /s/Michael Weiss
                           --------------------------------------------
                           Name: Michael Weiss
                           Title: Chief Financial Officer

                           /s/Michael Zimmerman
                           --------------------------------------------
                           Michael Zimmerman

                           /s/Jonathan Duskin
                           --------------------------------------------
                           Jonathan Duskin

                           /s/Seymour Holtzman
                           --------------------------------------------
                           Seymour Holtzman


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